SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 5)*

Meritage Homes Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

59001A102

(CUSIP Number)

Steven J. Hilton

17851 N. 85th Street, Suite 300

Scottsdale, Arizona 85255

(480) 515-8100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 9, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59001A102

1.	Names of Reporting Persons Steven J. Hilton

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (see instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,001,768 shares

	8.	Shared Voting Power 0 shares

	9.	Sole Dispositive Power 2,001,768 shares

	10.	Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,001,768 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.3%

14.	Type of Reporting Person (See Instructions) IN

Item 1.                   Security and Issuer

This Amendment No. 5 to Schedule 13D (the “Statement”) is filed in relation to the Company’s Common Stock.  The Company’s principal executive office address is 17851 N. 85th Street, Suite 300, Scottsdale, Arizona 85255.

Item 2.                   Identity and Background

The name, address and background information for the person filing this Statement is as follows:

(a)           This Statement is filed by Steven J. Hilton.

(b)           Mr. Hilton’s business address is as follows:

c/o Meritage Homes Corporation

17851 N. 85th Street, Suite 300

Scottsdale, Arizona 85255

(c)           Mr. Hilton’s present principal occupation is Chairman and Chief Executive Officer of the Company.  The Company is engaged in the business of designing, building and selling single-family homes.  The address of the Company is set forth in (b) above.

(d)           Mr. Hilton has not been convicted in a criminal proceeding (excluding, if any, traffic violations or similar misdemeanors) in the past five years.

(e)           During the last five years, Mr.  Hilton has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding, he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Mr.  Hilton is a United States citizen.

Item 3.                   Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.                   Purpose of Transaction

This Statement is an amendment to the Amendment No. 4 to Schedule 13D (the “Prior Statement”) that was filed by Mr. Hilton with the Securities and Exchange Commission on August 21, 2007.  The purpose of this Statement is to update the Prior Statement to reflect the results of various transactions in the Company’s Common Stock by Mr. Hilton since the date of the Prior Statement, including stock option exercises, restricted stock awards and periodic purchases and sales of Common Stock for personal financial reasons and to update certain other information.  Mr. Hilton is presently the Chairman of the Board of Directors and Chief Executive Officer of the Company and he intends to continue to participate in the management and operations of the Company.  Mr. Hilton purchased or received the shares of Common Stock beneficially owned by him for investment purposes or pursuant to the Company’s benefit plans that have been in place from time to time.  Subject to restrictions imposed by the federal securities laws and the Company’s insider trading policy, depending on market conditions, economic conditions and any other relevant factors, Mr. Hilton may alter his holdings in the Common Stock through open market purchases or sales, or through privately negotiated transactions.  Mr. Hilton intends to evaluate his holdings in the Company on a continual basis.  Except as is consistent with Mr. Hilton’s positions as Chairman of the Board of Directors and Chief Executive Officer of the Company, Mr. Hilton has no plans or proposals that would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5.                   Interest in Securities of the Issuer

(a)           Mr. Hilton is the beneficial owner of 2,001,768, or 6.3%, of the Company’s outstanding Common Stock.  Mr. Hilton’s beneficial ownership consists of (i) 1,786,204 shares of Common Stock held by  various family trusts, of which Mr. Hilton is a trustee and beneficiary, (ii) 22,500 shares of Common Stock  underlying restricted stock unit awards that vest within 60 days of the date on which this Statement is filed and (iii) 193,064 shares of Common Stock that can be acquired upon the exercise of options that are or will be exercisable within 60 days of the date on which this Statement is filed.  Mr. Hilton’s percentage ownership is based on 31,789,108 shares of Common Stock outstanding as of November 4, 2009, the last date reported by the Company.  Mr. Hilton also has options to acquire an additional 201,936 shares of Common Stock, which vest as follows:  27,968 in 2010; 63,000 in 2011; 63,000 in 2012; and 47,968 in 2013.  In addition, Mr. Hilton is the beneficial owner of 45,000 shares of restricted stock units that vest in equal annual increments on February 11, 2011 and 2012, however, vesting is also contingent upon the achievement of pre-specified performance targets.  Mr. Hilton also discloses that he controls, directly or indirectly, a 2.3% limited partnership in Southwest Value Partners Fund XIV, LP (“SVP”).  Mr. Hilton’s minor children also own collectively a 1.1% limited partnership interest in SVP through trusts, for which Robert Sarver, a director of the Company, serves as the trustee.  As reported on a Form 13D/A filed on November 26, 2008, SVP holds 1,000,000 shares of Meritage Homes common stock. The shares owned by SVP are not included in the amounts reported as reported as beneficially owned by Mr. Hilton in this Form 13D/A because Mr. Hilton indirectly holds a limited partnership interest in SVP and this interest does not entitle him to any role or discretion in the management or investment decisions of SVP. Accordingly, under the beneficial ownership reporting principles of Section 13 of the Securities Exchange Act of 1934 and the rules thereunder, Mr. Hilton does not have, and he disclaims any, beneficial ownership of the shares held by SVP.

(b)           Mr. Hilton has the sole power to vote and dispose of all the shares that he beneficially owns.

(c)           On February 8, 2010, Mr. Hilton sold 20,000 shares of the Company’s Common Stock on the open market. Mr. Hilton did not engage in any additional transactions in the Company’s Common Stock during the past 60 days.

(d)           Not applicable.

(e)           Not applicable.

Item 6.                   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.                   Material to Be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2010
Date
/s/ Steven J. Hilton
Signature
Steven J. Hilton Chief Executive Officer
Name/Title